UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 7)

Gentiva Health Services, Inc.

(Name of Subject Company)

Kindred Healthcare Development 2, Inc.

(Offeror)

Kindred Healthcare, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

37247A102

(CUSIP Number of Class of Securities)

Joseph L. Landenwich, Esq.

Co-General Counsel and Corporate Secretary

680 South Fourth Street

Louisville, Kentucky 40202

502-596-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Ethan A. Klingsberg, Esq.

Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$87,838,624.00	$11,313.61

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 5,489,914 shares of common stock of Gentiva Health Services, Inc. at a purchase price of $16.00 per share.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$73,852.41	Filing Party:	Kindred Healthcare, Inc. and Kindred Healthcare Development 2, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 7 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by Kindred Healthcare, Inc. (“Kindred”), a Delaware corporation, and Kindred Healthcare Development 2, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Kindred. The Schedule TO relates to the offer by the Purchaser to purchase 5,489,914 outstanding shares of common stock, par value $0.10 per share (together with the associated preferred share purchase rights, the “Shares”), of Gentiva Health Services, Inc., a Delaware corporation, at $16.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated July 14, 2014, and in the related Amended and Restated Letter of Transmittal.

All capitalized terms used in this Amendment No. 7 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9; Item 11.

In the “Summary Term Sheet” the second paragraph under the question “Have you discussed this Offer with Gentiva?” is hereby amended and restated in its entirety to read as follows:

“On June 30, 2014, Gentiva issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in connection with the Original Offer, announcing the recommendation of the board of directors of Gentiva (the “Gentiva Board”) that holders of Shares reject the Original Offer and not tender any of their Shares pursuant to the Original Offer. On July 17, 2014, Gentiva announced that the Gentiva Board had determined to recommend that holders of Shares reject the Amended Offer and not tender their Shares pursuant to the Amended Offer. Gentiva also announced that the Gentiva Board had received on July 17, 2014 a proposal from a recognized owner, operator and investor in the sector to acquire all of the outstanding Shares for $17.25 per share in cash (the “Alternative Proposal”). Gentiva indicated that the Gentiva Board would review this Alternative Proposal, in consultation with its financial and legal advisors, in due course. See “The Offer — Section 11 — Background of the Offer; Other Transactions with Gentiva.”

“The Offer — Section 11 — Background of the Offer; Other Transactions with Gentiva” is hereby amended by inserting the following before the caption “Other Transactions with Gentiva”:

“On July 14, 2014, Gentiva issued a press release and amended its Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, urging holders of Shares to take no action in response to the Amended Offer.

On July 17, 2014, Gentiva announced that the Gentiva Board had determined to recommend that holders of Shares reject the Amended Offer and not tender their Shares pursuant to the Amended Offer. Gentiva also announced that the Gentiva Board had received on July 17, 2014 a proposal from a recognized owner, operator and investor in the sector to acquire all of the outstanding Shares for $17.25 per share in cash (the “Alternative Proposal”), which was based on publicly available information and subject to financing and due diligence, as well as final internal approvals and the execution of a definitive transaction agreement. Gentiva indicated that the Gentiva Board would review this Alternative Proposal, in consultation with its financial and legal advisors, in due course.

Following Gentiva’s announcement, representatives of Kindred’s financial advisors contacted representatives of Gentiva’s financial advisors to seek to understand what steps, if any, Gentiva was considering taking with respect to the Alternative Proposal and with respect to Kindred’s continued interest in pursuing an acquisition of Gentiva.

Gentiva’s financial advisors indicated that Gentiva was likely to engage in discussions with and provide confidential information to the party that had made the Alternative Proposal, subject to that party entering into an acceptable confidentiality and standstill agreement. They further advised that Gentiva likely would be prepared to engage in discussions with and provide confidential information to Kindred on a basis similar to the engagement with the other party if Kindred would submit an updated proposal to the Gentiva Board to acquire all of the Shares for at least $17.25 per Share and indicate a willingness to enter into a confidentiality and standstill agreement. No confidential information regarding Gentiva has been provided to Kindred or its financial advisors in the course of these discussions.

On July 21, 2014, Mr. Diaz sent the following letter to Messrs. Windley and Strange:

July 21, 2014

Rodney Windley

Executive Chairman

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Tony Strange

Chief Executive Officer, President and Director

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Dear Rod and Tony:

I am writing following the recent discussions among our respective financial advisors in response to the press release issued by Gentiva on July 17, 2014, which stated that an unnamed party has submitted a proposal to acquire the company for $17.25 per share in cash, subject to financing, due diligence, internal approvals and other conditions.

As you know, for the last several months we have sought to engage with Gentiva in order to negotiate mutually acceptable transaction terms for Kindred to acquire 100% of the outstanding shares of Gentiva.

We have indicated our willingness to structure a transaction so that Gentiva shareholders can receive all cash or a mix of cash and stock, which would allow them to participate in the combined company’s substantial upside potential.

Additionally, we have been clear that we are willing to consider further increasing our offer if you engage in good faith and permit us to conduct due diligence. Specifically, we confirm that Kindred would be prepared to enter into a negotiated agreement to acquire all of the outstanding shares of Gentiva for $17.25 per share, provided that we are permitted to conduct diligence to confirm such additional value is warranted.

As requested by your financial advisors, we also confirm that Kindred is willing to enter into appropriate confidentiality and standstill agreements, in order to facilitate discussions to combine our two companies.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding a transaction or any other matter. There will be no legally binding agreement between us regarding a transaction unless and until a definitive agreement is executed.

We look forward to combining our two businesses and pursuing what we think is an incredibly compelling opportunity for our collective shareholder groups, patients and employees.

Please feel free to contact me with any questions.

Yours truly,

Paul J. Diaz

Chief Executive Officer

Kindred Healthcare, Inc.

cc:	Phyllis Yale, Chairman of the Board

There are no assurances that discussions with Gentiva will commence or continue.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(F)	Text of press release issued by Kindred, dated July 21, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2014

KINDRED HEALTHCARE, INC.

By:	/s/ Joseph L. Landenwich
	Name:	Joseph L. Landenwich
	Title:	Co-General Counsel and Corporate Secretary

KINDRED HEALTHCARE DEVELOPMENT 2, INC.

By:	/s/ Joseph L. Landenwich
	Name:	Joseph L. Landenwich
	Title:	Co-General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase dated June 17, 2014.†

(a)(1)(B)	Form of Letter of Transmittal.†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(F)	Form of summary advertisement dated June 17, 2014.†

(a)(1)(G)	Amended and Restated Offer to Purchase dated July 14, 2014. †

(a)(1)(H)	Amended and Restated Form of Letter of Transmittal.†

(a)(1)(I)	Amended and Restated Form of Notice of Guaranteed Delivery. †

(a)(1)(J)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(K)	Amended and Restated Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(5)(A)	Text of press release issued by Kindred, dated June 16, 2014.(1)

(a)(5)(B)	Text of press release issued by Kindred, dated June 25, 2014.(2)

(a)(5)(C)	Text of press release issued by Kindred, dated June 27, 2014.†

(a)(5)(D)	Text of press release issued by Kindred, dated July 1, 2014.†

(a)(5)(E)	Text of press release issued by Kindred, dated July 14, 2014.†

(a)(5)(F)	Text of press release issued by Kindred, dated July 21, 2014.

†	Previously filed.
(1)	Incorporated by reference to the Schedule TO-C filed by Kindred Healthcare, Inc. on June 16, 2014.
(2)	Incorporated by reference to the Current Report on Form 8-K filed by Kindred on June 25, 2014.